UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2025

Investcorp Europe Acquisition Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41161	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Century Yard, Cricket Square

Elgin Avenue

P.O. Box 1111, George Town

Grand Cayman, Cayman Islands

KY1-1102

(Address of Principal Executive Offices) (Zip Code)

+1 (345) 949-5122

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

*	Registrant trades over the counter with the symbol “IVCB”.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Purchase Agreement

As previously reported, Investcorp Europe Acquisition Corp. I, a Cayman Islands exempted company (the “Company”) Europe Acquisition Holdings Limited (“Original Sponsor”), Peter McKellar (“McKellar”) Baroness Ruby McGregor-Smith (“McGregor-Smith”), Pam Jackson (“Jackson”), Laurence Ponchaut (“Ponchaut”) and Adah Almutairi (“Almutairi”) and Samara Special Opportunities, a Cayman Island exempted company (the “Sponsor”) entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which Sponsor, McKellar, McGregor-Smith, Jackson, Ponchaut and Almutairi (collectively, the “Sellers”) agreed to sell certain securities of the Company to the Sponsor (the “Sponsor Handover”).

On May 26, 2025, the parties thereto entered into an Amendment No. 1 to the Purchase Agreement (the “Amendment”), pursuant to which the Sellers agreed to forfeit an aggregate of 916,876 founder shares and 1,002,000 private placement warrants, as set forth therein, upon the consummation of the Company’s initial business combination.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is incorporated by reference herein and filed herewith as Exhibit 10.1.

Non-Redemption Agreement

On March 31, 2025, the Company and the Sponsor entered into a Non-Redemption Agreement (the “NRA”) in connection with the Sponsor not exercising its redemption rights with respect to 2,000,000 of the Company’s Class A ordinary shares, par value $0.001 per share, and the related share consideration payment set forth therein, in connection with the extension of time for the Company to consummate an initial business combination.

The foregoing description of the NRA does not purport to be complete and is qualified in its entirety by reference to the full text of the NRA, which is incorporated by reference herein and filed herewith as Exhibit 10.2.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

As previously reported, the shareholders of the Company approved an amendment to the Company’s Amended and Restated Memorandum and Articles of Association, as amended (the “Charter”), to extend the date by which the Company must consummate an initial business combination for one (1) year, from December 17, 2024 to December 17, 2025. Under Cayman Islands law, the Extension Amendment took effect upon approval by the shareholders.

The foregoing description is qualified in its entirety by reference to the amendment to the Charter, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are being filed:

Exhibit No.	Description
3.1	Amendment to the Amended and Restated Memorandum and Articles of Association
10.1	Amendment No. 1 to Purchase Agreement, dated May 26, 2025
10.2	Non-Redemption Agreement, dated March 31, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Investcorp Europe Acquisition Corp I

Date: June 2, 2025	By:	/s/ Vikas Mittal
		Name:	Vikas Mittal
		Title:	Chief Executive Officer & Chief Financial Officer

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